UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 24)

                 Under the Securities Exchange Act of 1934

                      BAAN COMPANY N.V. IN LIQUIDATIE
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               Victoria Hull
                                Invensys Plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 17, 2002
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                                 INVENSYS PLC
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                                                              (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                      WC/BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION         England and Wales

                                         7        SOLE VOTING POWER
                                                  0

NUMBER OF SHARES BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON                    219,219,894
WITH
                                         9        SOLE DISPOSITIVE POWER
                                                  0

                                         10       SHARED DISPOSITIVE POWER
                                                  219,219,894

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  219,219,894

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     82.0%

14       TYPE OF REPORTING PERSON        OO    (public limited company
                                                organized under the laws
                                                of England and Wales)

* Based on 267,338,018 common shares of Baan Company N.V. in liquidatie outstanding.

CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                     INVENSYS HOLDINGS LIMITED
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                                                              (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                               WC/BK/AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [    ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION         England and Wales

                                         7        SOLE VOTING POWER
                                                  0

NUMBER OF SHARES BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON                    219,219,894
WITH
                                         9        SOLE DISPOSITIVE POWER
                                                  0

                                         10       SHARED DISPOSITIVE POWER
                                                  219,219,894

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  219,219,894

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     82.0%

14       TYPE OF REPORTING PERSON        OO    (public limited company
                                                organized under the laws
                                                of England and Wales)

* Based on 267,338,018 common shares of Baan Company N.V. in liquidatie outstanding.

                      AMENDMENT NO. 24 TO SCHEDULE 13D

          This Amendment No. 24 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on June 19, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 24 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 24 as follows:

ITEM 1:  SECURITY AND ISSUER.
         -------------------

          Item 1 is hereby amended and restated as set forth below in full:

"This statement on Schedule 13D relates to the common shares, par value NLG
0.06 per share (the "Shares") of Baan Company N.V. in liquidatie (the "Issuer"), a corporation organized under the laws of The Netherlands. The principal executive offices of the Issuer are Baron van Nagellstraat 89, 3770 LK Barneveld, The Netherlands."

ITEM 4:  PURPOSE OF THE TRANSACTION.
         --------------------------

          Item 4 is hereby amended and supplemented to add the following sentence to the last paragraph of Item 4:

"In a joint press release dated June 17, 2002, Offeror, Parent and the Company announced that Offeror will make an exit offer to purchase all outstanding shares of Baan Company N.V. in liquidatie at an offer price of Euro 2.85 per share (without interest) from June 19, 2002 to July 19, 2002 unless extended. Copies of the press release, a translation of the notice of offer published in the Netherlands and the United States, and a letter mailed to U.S. holders of Shares together with the notice of offer are attached hereto as Exhibits Q, R and S to this Schedule 13D, respectively, and are incorporated herein by reference."

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

          Item 5(c) is hereby amended and restated as set forth below in full:

"No transactions in the Shares were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, by any person listed in Schedule I, during the past 60 days."


ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

          Item 7 is supplemented by adding the following:

         "Exhibit Q: Joint press release,  dated June 17, 2002, issued by
                     Offeror, Parent and the Company.

          Exhibit R: Translation  of  notice of offer  published  in the
                     Netherlands and in the United States on June 18, 2002.

          Exhibit S: Letter mailed by Offeror to U.S. holders of Shares."

                                 SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 18, 2002


                                         INVENSYS HOLDINGS LIMITED

                                         By:  /s/ J R W Clayton
                                            ----------------------------------
                                              Name:     J R W Clayton
                                              Title:    Director



                                         INVENSYS PLC

                                         By:      /s/ J R W Clayton
                                            ----------------------------------
                                              Name:     J R W Clayton
                                              Title:    Secretary